UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69616 / May 22, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15279

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In the Matter of

NEWTECH BRAKE CORP.

:	
:	ORDER MAKING FINDINGS AND
:	REVOKING REGISTRATION BY
:	DEFAULT

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on April 17, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent NewTech Brake Corp. (NewTech) repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary and the Division of Enforcement have provided evidence that NewTech was served with the OIP on April 23, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). An Answer was due ten days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). On May 7, 2013, NewTech was ordered to show cause, by May 17, 2013, why the registration of its securities should not be revoked by default. To date, NewTech has not filed an Answer or responded to the Order to Show Cause.

NewTech is in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See OIP at 2-3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

NewTech, Central Index Key No. 1080008, is a void Delaware corporation located in Blainville, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NewTech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2005, which reported a net loss of $2,379,448 for the prior nine months. As of April 12, 2013, the common stock of NewTech was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, NewTech has failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, NewTech has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering this delinquency, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of NewTech.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of NewTech Brake Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge